February 20, 2025

Calvin Kong
Chief Financial Officer
SU Group Holdings Ltd
7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

       Re: SU Group Holdings Ltd
           Registration Statement on Form F-3
           Filed February 12, 2025
           File No. 333-284868
Dear Calvin Kong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yang Ge